Exhibit 99.2

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

31 October 2018

RECOMMENDED ALL-SHARE MERGER
of
BARRICK GOLD CORPORATION
and
RANDGOLD RESOURCES LIMITED

UPDATES REGARDING DIVIDENDS AND ADJOURNMENT OF RANDGOLD SHAREHOLDER MEETINGS

In connection with the proposed recommended share-for-share merger (the “Merger”) of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”), the Boards of Barrick and Randgold are pleased to announce the following updates:

Increases in the Randgold dividend and the Barrick dividend, and updated dividend policy of the New Barrick Group

•	In the document dated 4 October 2018 sent to Randgold Shareholders containing the full terms and conditions of the Merger and the notices convening the Jersey Court Meeting and Extraordinary General Meeting (the “Scheme Document”), it was explained that, under the terms of the Merger, Barrick and Randgold had agreed that Randgold Shareholders would be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.00 per Randgold Share, subject to the approval of the Randgold Board (the “Original Randgold Permitted Dividend”) and Barrick Shareholders would be entitled to receive a Barrick quarterly dividend for the three month period ending 31 December 2018 of up to USD 0.05 per Barrick Share, subject to approval of the Barrick Board (the “Original Barrick Q4 Permitted Dividend”).

•	The Boards of Barrick and Randgold have agreed an increase in the amount of the dividends that each of Barrick and Randgold expects to pay, as follows:

o	Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.69 per Randgold Share, subject to the approval of the Randgold Board (the “Increased Randgold Permitted Dividend”). The Increased Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time. The increase from the Original Randgold Permitted Dividend to the Increased Randgold Permitted Dividend is expected to amount to approximately USD 65 million in aggregate; and

o	Barrick Shareholders will be entitled to receive a Barrick quarterly dividend for the three month period ending 31 December 2018 of USD 0.07 per Barrick Share, subject to approval of the Board of Barrick (the “Increased Barrick Q4 Permitted Dividend”). If paid, the Increased Barrick Q4 Permitted Dividend (which will have a record date prior to the Effective Date and is expected to be paid in early 2019) will result in an annualized dividend of USD 0.16 per share paid to the Barrick Shareholders in respect of the 2018 financial year. The increase from the Original Barrick Q4 Permitted Dividend to the Increased Barrick Q4 Permitted Dividend is expected to amount to approximately USD 23 million in aggregate.

•	The Original Randgold Permitted Dividend was set at USD 2.00 per share which was based on Randgold’s dividend for the financial year ending 31 December 2017, and was equal to the largest per share dividend that had been paid by Randgold to date. Based on Randgold’s dividend policy and its financial performance in 2018 to date, Randgold has determined that the Increased Randgold Permitted Dividend of USD 2.69 per share for 2018 would be consistent with that dividend policy.

•	Based on the strong fundamentals of Barrick, including stronger cash flow generation, additional overhead cost savings, potential asset sale proceeds and lower interest costs, Barrick (and, after the Merger, the New Barrick Group) will target an annualized dividend of USD 0.16 per share. The Increased Barrick Q4 Permitted Dividend will achieve this in respect of the 2018 financial year. Thereafter, it is expected that the New Barrick Group will pay a quarterly dividend of USD 0.04 per share, commencing with the dividend to be declared and paid in respect of the first quarter of 2019. The declaration and payment of any such dividends will be at the discretion of the board of directors of the New Barrick Group.

•	Of the additional USD 0.69 per Randgold Share payable as part of the Increased Randgold Permitted Dividend, USD 0.12256 per Randgold Share is a Randgold Equalisation Dividend (as described in the Scheme Document) which is attributable to the difference between the Original Barrick Q4 Permitted Dividend and the Increased Barrick Q4 Permitted Dividend. The remaining USD 0.56744 per Randgold Share is a Randgold Return of Capital (as described in the Scheme Document).

•	As described in the Scheme Document, Barrick has the right to reduce the Exchange Ratio in event of a Randgold Return of Capital, however the Exchange Ratio will not be adjusted as a consequence of the Increased Randgold Permitted Dividend.

Adjournment of Randgold Shareholder Meetings to 7 November 2018

•	As a result of the changes outlined above, the Randgold Board intends to seek an adjournment of the Jersey Court Meeting and of the Extraordinary General Meeting (subject to the passing of an ordinary resolution to adjourn the Extraordinary General Meeting), in each case by two business days to 7 November 2018. The updated expected timetable for the Merger is therefore now as set out in Appendix 1 to this announcement.

•	The votes and instructions (as applicable) of any Randgold Shareholders who have already returned a completed Form of Proxy, submitted a proxy vote electronically or transmitted a CREST Proxy Instruction will continue to be valid for the adjourned Jersey Court Meeting and the Extraordinary General Meeting (as applicable). However, Randgold Shareholders will also be entitled to revoke any such votes and instructions (as applicable) or give new votes or instructions (as applicable) in substitution for them, by the deadlines set out in Appendix 1 to this announcement.

•	The votes and instructions of any Randgold ADS Holders who have already submitted a valid voting instruction in respect of their holdings of Randgold ADSs will continue to be valid for the adjourned Jersey Court Meeting and the Extraordinary General Meeting (as applicable). However, the relevant Randgold ADS Holders will also be entitled to amend any such votes and instructions by re-submitting such votes and instructions before the relevant deadline. Those Randgold ADS Holders who hold their Randgold ADSs indirectly must comply with the deadline and procedures of the bank, broker, financial institution, share plan administrator or other securities intermediary through which they hold their Randgold ADSs and should contact such intermediary to determine the date by which to instruct that intermediary to act so that the necessary processing can be completed in time.

Updated financial information relating to Barrick

•	The following sets out financial information in respect of Barrick as required by Rule 24.3 of the Code that has been published between the date of publication of the Scheme Document and the date of this announcement. The document referred to below, the contents of which have previously been announced through a Regulatory Information Service, is incorporated by reference into this announcement pursuant to Rule 24.15 of the Code.

Financial Information	Website address	Page numbers

The condensed unaudited interim consolidated financial statements of Barrick for the three-month period ended 30 September 2018 and the related notes	https://barrick.q4cdn.com/788666289 /files/quarterly-report/2018/barrick- 2018-Q3-Report.pdf	Pages 1 to 86

General

The Randgold Directors accept responsibility for the information contained in this announcement other than the information for which responsibility is taken by others pursuant to the following paragraph. To the best of the knowledge and belief of the Randgold Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Barrick Responsible Persons accept responsibility for the information contained in this announcement relating to Barrick, the Barrick Group, the Barrick Responsible Persons and persons connected with them. To the best of the knowledge and belief of the Barrick Responsible Persons (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

If you have any questions about this announcement, the Jersey Court Meeting or the Extraordinary General Meeting, please call Computershare between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except public holidays) on 0370 707 4040 (from within the UK) or +44 370 707 4040 (from outside the UK). Please note that calls may be monitored or recorded and Computershare cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Randgold ADS Holders who have any questions should contact the Randgold ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Randgold ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such Randgold ADSs.

Appendix 1 forms part of this announcement and any reference to “this announcement” shall be construed accordingly. All references to dates and times in this announcement are to dates and times in London, United Kingdom, unless otherwise stated. Capitalised terms in this announcement, unless the context requires otherwise, have the meaning given to them in the Scheme Document.

Enquiries

Randgold

Chief Executive Officer Mark Bristow	Finance Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Andrew Tusa	+44 (0) 20 7623 2323

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger including details of how to vote in respect of the Merger and as further updated in this announcement.

Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document and this announcement.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy.

Additional information for US investors

Except in relation to non-GAAP financial performance measures, the financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

Cautionary note regarding forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected effects, timing and scope of the Merger, anticipated dividend payments and targets, the stronger cash flow generation, additional overhead cost savings, potential asset sale proceeds and lower interest costs of the New Barrick Group, and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability to obtain requisite court and shareholder approvals and the satisfaction of other Conditions on the proposed terms and schedule; receipt of regulatory approvals; the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees; the potential impact of the Announcement, the Scheme Document, this announcement or the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; and changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of the Scheme Document and elsewhere in the Scheme Document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts, profit estimates or quantified financial benefits statements

No statement in this announcement or statement incorporated by reference into this announcement is intended to be or to be construed as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per Randgold Share or Barrick Share for the current or future financial years would necessarily match or exceed the respective historical published earnings or earnings per Randgold Share or Barrick Share or to mean that the New Barrick Group’s earnings in the first twelve months following the Merger, or in any subsequent period, following the Merger would necessarily match, or be greater than or be less than, those of Randgold and/or Barrick for the relevant preceding financial period or any other period.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on Website

A copy of this announcement and all information incorporated into this announcement by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at http://www.randgoldresources.com and on Barrick’s website at www.barrick.com/a-new-champion by no later than 12 noon (Greenwich Mean Time) on the Business Day following the date of publication of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the content of these websites is not incorporated into and do not form part of this announcement.

Randgold Shareholders may request a copy of this announcement (and any information incorporated into it by reference to another source) in hard copy form. You may also request that all future documents, announcements and information sent to you in relation to the Merger should be in hard copy form. For persons who receive a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement will not be sent unless so requested. Such requests may be made by contacting Computershare during business hours on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

If you are a Randgold ADS Holder, you should instead make the request by writing to the Depositary, Citibank, N.A. The Depositary can also be reached by calling 1-877-248-4237 from within the US or (781) 575-4555 from outside the US or via email at citibank@shareholders-online.com.

Appendix 1 - UPDATED EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Expected time/date (or, where the event has occurred, actual date)

Voting record date for Randgold ADS Holders	27 September 2018

Publication of Scheme Document	4 October 2018

Date of this announcement	31 October 2018

Jersey Court Meeting (to be adjourned by the Chairman)(1)	9.00 a.m. (Greenwich Mean Time) on 5 November 2018(1)

Extraordinary General Meeting (at which a resolution to adjourn the Jersey Court Meeting will be proposed)(1)	9.15 a.m. (Greenwich Mean Time) on 5 November 2018(1)

Latest time for Randgold ADS Holders to surrender Randgold ADSs and become holders of Randgold Shares prior to the Scheme Voting Record Time	5.00 p.m. (Eastern Time) on 31 October 2018

Latest time for receipt by the Depositary of voting instructions from Randgold ADS Holders for the Shareholder Meetings(2)	3.00 p.m. (Eastern Time) on 1 November 2018(2)

Scheme Voting Record Time for the adjourned Jersey Court Meeting	11.00 a.m. (Greenwich Mean Time) on 5 November 2018(3)

Scheme Voting Record Time for the adjourned Extraordinary General Meeting	11.15 a.m. (Greenwich Mean Time) on 5 November 2018(3)

Latest time for lodging Forms of Proxy for the:

Adjourned Jersey Court Meeting (blue form)	11.00 a.m. (Greenwich Mean Time) on 6 November 2018(4)

Adjourned Extraordinary General Meeting (white form)	11.15 a.m. (Greenwich Mean Time) on 6 November 2018(4)

Adjourned Jersey Court Meeting	11.00 a.m. (Greenwich Mean Time) on 7 November 2018

Adjourned Extraordinary General Meeting	11.15 a.m. (Greenwich Mean Time) on 7 November 2018(5)

Event	Expected time/date (or, where the event has occurred, actual date)

The following dates are indicative only and are subject to change

Jersey Court Hearing	2.30 p.m. (Greenwich Mean Time) on 17 December 2018(6)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Randgold Shares	28 December 2018(6)

Last day for dealings in, and for registration of transfers of, Randgold ADSs	28 December 2018(6)

Suspension of dealings in and disablement in CREST of Randgold Shares	5.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)

Suspension of dealings in Randgold ADSs	4.00 p.m. (Eastern Time) on 28 December 2018(6)

Scheme Record Time	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)

Effective Date of the Scheme	1 January 2019(6)(7)

Cancellation of listing of Randgold Shares on the main market of the London Stock Exchange	8.00 a.m. (Greenwich Mean Time) on 2 January 2019(6)

Issue of New Barrick Shares	9.00 a.m. (Eastern Time) on 2 January 2019(6)

Listing of New Barrick Shares on TSX and NYSE	9.30 a.m. (Eastern Time) on 2 January 2019(6)

New Barrick Shares registered through the DRS	Within 14 days of the Effective Date

Barrick CDIs credited to CREST accounts (in respect of Scheme Shares held in uncertificated form only)	Within 14 days of the Effective Date

Crediting of New Barrick Shares for Randgold ADS Holders	Within 14 days of the Effective Date

Despatch of statements of entitlement relating to New Barrick Shares held through DRS (in respect of Scheme Shares held in certificated form only) and payment of fractional entitlements	Within 14 days of the Effective Date

Latest date by which Scheme must be implemented	28 February 2019(8)

(1)	The Jersey Court Meeting and the Extraordinary General Meeting convened for 5 November 2018 will still take place but the Randgold Board expects that the only business to be proposed to be undertaken at each meeting will be the procedural requirements to adjourn the relevant meeting (including, in relation to the Extraordinary General Meeting, an ordinary resolution approving the adjournment to be determined by a poll vote, as required by the Randgold Articles).

(2)	Only those Randgold ADS Holders who hold Randgold ADSs on 27 September 2018 will be entitled to instruct the Randgold ADS Depositary to exercise the voting rights in respect of the Randgold Shares represented by their Randgold ADSs at the Shareholder Meetings.

(3)	If either of the Jersey Court Meeting or the Extraordinary General Meeting is further adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 48 hours prior to the time set for such adjourned meeting.

(4)	It is requested that blue Forms of Proxy for the Jersey Court Meeting be lodged not later than 24 hours prior to the time appointed for the adjourned Jersey Court Meeting. Blue Forms of Proxy not so lodged may be handed to Computershare on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of the adjourned Jersey Court Meeting.

If white Forms of Proxy for the Extraordinary General Meeting are not returned by such time, they will be invalid unless such Meeting is further adjourned for not more than 48 hours, in which case white Forms of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of the adjourned Meeting.

(5)	Or as soon thereafter as the Jersey Court Meeting shall have concluded or been further adjourned.

(6)	These dates are indicative only and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (where applicable) waived, (ii) the Jersey Court sanctions the Scheme, and (iii) the Scheme Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the competition clearance for the Merger in South Africa has not been received by 12 December 2018, the date for the Jersey Court Meeting is expected to be 15 January 2019 and the other dates in the Expected Timetable of Principal Events will be amended accordingly.

(7)	Assuming the conditions to the Merger are satisfied or, if applicable, waived, prior to such time, Randgold intends to deliver the Jersey Court Order to the Jersey Registrar for registration (which is a requirement of the Jersey Companies Law in order for the Scheme to become effective) on 1 January 2019, so that the Effective Date of the Scheme is on the first day of the next fiscal year of both Barrick and Randgold. Note that this is a minor change to the previously indicated Effective Date.

(8)	This is the latest date by which the Scheme may become effective unless Randgold and Barrick agree, and the Panel and, if required, the Jersey Court, permits, a later date.

(9)	All dates and times are based on Randgold’s and Barrick’s current expectations and are subject to change. Randgold will announce any changes to these expected dates or times to the Randgold Shareholders through a Regulatory Information Service.